                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

AGREEMENT FOR THE SALE OF 38% OF SOLPART TO BRAZILIAN PENSION FUNDS FOR $515 MILLION

TRANSACTIONAL AGREEMENT REACHED FOR THE CLOSURE OF LEGAL DISPUTES WITH THE BRAZILIAN PENSION FUNDS AND COMPANIES OF THE BRASIL TELECOM GROUP

NET CAPITAL GAIN OF 195 MILLION EURO FOR TELECOM ITALIA

Milan, 19 July 2007 – Brasilco S.r.l., a company held in trust by Credit Suisse for the exclusive benefit of Telecom Italia International NV, has signed an agreement for the sale to the Brazilian pension funds Previ, Petros and Funcef, of 38% of Solpart Participações S.A. (“Solpart”), for a consideration of $515 million.

At the same time, the Telecom Italia Group has reached an agreement, effective on finalization of the Solpart stake sale, to resolve in a transactional manner the legal disputes and arbitrational proceedings pending between  the Telecom Italia Group, on the one hand, and the pension funds and entities which are part of the Brasil Telecom control chain on the other. Under the terms of the tracational agreement, the parties will also abandon all claims, even future ones, connected to their respective participations in Brasil Telecom or, however, derived from the Solpart joint venture.

Telecom Italia International N.V., as the sole beneficiary of the trust, will receive the revenues deriving from the sale of the Solpart stake.

Applying current exchange rates, the operation will determine a reduction in the Telecom Italia Group’s net financial debt of 354 million euro and will have a positive impact on the Group’s net profit of 195 million euro.

Finalization of the stake sale in question will take place at least 60 days from the agreement’s signing date and, however, only once ANATEL has approved the operation.

Techold Participações S.A., a shareholder in Solpart alongside Brasilco S.r.l., holds the remaining 62% of capital and, in accordance with shareholder agreements, has a right of first refusal for the acquisition of the Brasilco S.r.l. stake in Solpart, on the same terms and conditions agreed with the pension funds.

The operation, among other things, will allow the Telecom Italia Group to put an end to the burdensome controversies which have plagued the investment in Brasil Telecom over the years and to focus its efforts in Brazil through subsidiary TIM Brasil.

Telecom Italia

Media Relations

Institutional Press Office

+39.06.3688.2610

www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investitori

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 19th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager